Filed pursuant to Rule 433

Relating to Preliminary Prospectus Supplement dated May 16, 2022 to Prospectus dated June 26, 2020

Registration No. 333-239472

VIRGINIA ELECTRIC AND POWER COMPANY

FINAL TERM SHEET

May 16, 2022

	2022 Series B 3.750% Senior Notes due 2027	2022 Series C 4.625% Senior Notes due 2052
Principal Amount:	$600,000,000	$600,000,000
Expected Ratings* (Moody’s/S&P/Fitch):	A2 (stable outlook) / BBB+ (positive outlook) / A (stable outlook)	A2 (stable outlook) / BBB+ (positive outlook) / A (stable outlook)
Trade Date:	May 16, 2022	May 16, 2022
Settlement Date (T+10)**:	May 31, 2022	May 31, 2022
Final Maturity Date:	May 15, 2027	May 15, 2052
Interest Payment Dates:	May 15 and November 15	May 15 and November 15
First Interest Payment Date:	November 15, 2022	November 15, 2022
Optional Redemption:	Make Whole Call at T+15 bps prior to April 15, 2027; Par Call on or after April 15, 2027	Make Whole Call at T+25 bps prior to November 15, 2051; Par Call on or after November 15, 2051
Benchmark Treasury:	2.750% due April 30, 2027	2.250% due February 15, 2052
Benchmark Treasury Yield:	2.840%	3.112%
Spread to Benchmark Treasury:	+98 bps	+160 bps
Reoffer Yield:	3.820%	4.712%
Coupon:	3.750%	4.625%
Price to Public:	99.688% of the principal amount	98.613% of the principal amount
Proceeds to the Company Before Expenses:	99.088% of the principal amount	97.738% of the principal amount
CUSIP/ISIN:	927804 GH1/US927804GH15	927804 GJ7/US927804GJ70
Joint Book-Running Managers:	Citigroup Global Markets Inc., Goldman Sachs & Co. LLC, MUFG Securities Americas Inc., U.S. Bancorp Investments, Inc., BMO Capital Markets Corp., Guggenheim Securities, LLC, J.P. Morgan Securities LLC and Mizuho Securities USA LLC
Co-Manager:	Samuel A. Ramirez & Company, Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC, including the preliminary prospectus supplement dated May 16, 2022, for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling:

Citigroup Global Markets Inc.	1-800-831-9146 (toll-free)
Goldman Sachs & Co. LLC	1-866-471-2526 (toll-free)
MUFG Securities Americas Inc.	1-877-649-6848 (toll-free)
U.S. Bancorp Investments, Inc.	1-877-558-2607 (toll-free)
BMO Capital Markets Corp.	1-866-864-7760 (toll-free)
Guggenheim Securities, LLC	1-212-823-6656 (collect)
J.P. Morgan Securities LLC	1-212-834-4533 (collect)
Mizuho Securities USA LLC	1-866-271-7403 (toll-free)

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**

We expect that delivery of the Senior Notes will be made against payment for the Senior Notes on the Settlement Date, which will be the tenth business day following the date of this final term sheet (this settlement cycle being referred to as “T+10”). Under Rule 15c6-1 of the SEC under the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade Senior Notes on the date of this final term sheet or the next succeeding seven business days will be required, by virtue of the fact that the Senior Notes initially will settle in T+10, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.